Exhibit 10.6

NIMBLE STORAGE, INC.

October 21, 2011

Anup Singh

[Address]

Re:	CFO Employment Terms

Dear Anup:

On behalf of the Board of Directors (the “Board”) of Nimble Storage, Inc. (the “Company”), I am pleased to offer you employment at the Company on the terms set forth in this offer letter agreement (the “Agreement”). Your start date will be November 14, 2011, or another mutually agreeable date.

1.	Employment and Board Positions and Duties.

You will be employed in the executive positions of Chief Financial Officer, and you shall perform the duties of such positions as are customary, as specified in the Bylaws of the Company, and as may be required by the Board. You will report to the Company’s Chief Executive Officer and you will be based in the Company’s corporate headquarters located in San Jose.

During your employment with the Company, you will devote your full-time efforts and business time and attention to the business of the Company. Your employment relationship with the Company shall also be governed by the general employment policies and practices of the Company, which will be provided to you prior to your start date (except that if the terms of this Agreement differ from or are in conflict with the Company’s general employment policies or practices, this Agreement will control), and you will be required to abide by the general employment policies and practices of the Company. The Company reserves the right to change your position, duties, reporting relationship, work location, and the Company’s general employment policies and procedures, from time to time in its discretion (provided, however, that certain changes by the Company without your written consent could provide grounds for a “Good Reason” termination by you and receipt of compensation and benefits as provided in Section 8 (Severance Benefits)).

2.	Base Salary and Annual Performance Bonus.

Your base salary will be paid at the initial rate of $20,000 per month (an annual rate of $240,000), less payroll deductions and withholdings. You will be paid your base salary on a semi-monthly basis, on the Company’s normal payroll schedule. As an exempt salaried employee, you will be required to work the Company’s normal business hours, and such additional time as appropriate for your work assignments and positions. You will not be eligible for overtime premiums.

In this position you will be eligible to earn an annual performance bonus at a target amount of 33.3% of your annual base pay for a full year of employment. Given the anticipated partial year of employment for 2011, the target amount for 2011 will be prorated based on your start date; for example, if your start date is November 14, 2011 as anticipated, then the target amount shall be $20,000. The actual bonus amount determined by the Board can be higher than the target amount to recognize extraordinary corporate and/or personal performance beyond the MBOs determined for the applicable bonus year. The Compensation Committee of the Board, following consultation with the Board, shall determine the MBOs to apply to

Anup Singh

October 21, 2011

each bonus year, which will include both corporate and personal performance objectives. The Board (or an authorized committee thereof) will determine level of achievement of the MBOs following the end of the bonus year, and based on this determination, the Board will determine the extent, if any, to which you have earned an annual performance bonus, and the amount of the earned annual performance bonus. The annual performance bonus, if earned, will be paid no later than March 15 of the calendar year after the year to which it relates. No amount of the annual performance bonus is guaranteed, and you must be an employee in good standing on the bonus payment date to be eligible to receive a bonus; no partial or prorated bonuses will be provided (other than for 2011 to reflect your mid-year start date, as stated above).

Your base salary and bonus eligibility will be reviewed on an annual or more frequent basis by the Company, and are subject to change in the discretion of the Company (provided, however, that certain changes by the Company without your written consent could provide grounds for a “Good Reason” termination by you and receipt of compensation and benefits as provided in Section 8 (Severance Benefits)).

3.	Benefits.

As a regular, full-time employee, you will be eligible to participate in the Company’s employee benefits provided for the Company’s senior-most executives (pursuant to the terms and conditions of the benefit plans and applicable policies), which currently include the following: health, dental, vision, Long Term Disability, AD&D insurance coverage; life insurance coverage; and 401(k) plan. You will also accrue vacation at the initial rate of three (3) weeks (15 business days) per year, subject to the terms of the Company’s vacation policy (including any maximum accrual amounts).

The Company may modify its employee benefits from time to time in its discretion.

4.	Equity Awards.

Subject to approval by the Board (to be sought as soon as practicable following the date hereof), the Company shall grant you an option under the 2008 Equity Incentive Plan (the “Equity Plan”) to purchase 420,000 shares of the Company’s Common Stock (the “Option”) at fair market value as determined by the Board as of the date of grant. The Option will be governed in full by the Equity Plan and your grant agreement. Your grant agreement for the Option will include a four-year vesting schedule subject to your Continuous Service (as defined in the Equity Plan), under which (i) twenty-five percent (25%) of the shares subject to the Option will vest on the one year anniversary of your vesting commencement date, and (ii) the remaining unvested shares shall vest in monthly installments equal to 1/48th of all shares beginning with the first monthly anniversary of the initial vesting tranche and continuing on a monthly basis thereafter. You shall be entitled to exercise your option prior to it being fully vested subject to the Company’s right to repurchase any unvested shares following termination of your employment. Your option agreement shall also provide for accelerated vesting in certain circumstances as provided in Section 8 of this Agreement.

5.	Compliance With Proprietary Information Agreement and Company Policies; Protection of Third Party Information.

As a condition of employment, you must sign and comply with the Company’s standard form of Employee Proprietary Information and Inventions Assignment Agreement (the “Proprietary Information Agreement”) which prohibits unauthorized use or disclosure of the Company’s proprietary information, among other obligations. In addition, you will be expected to abide by the Company’s rules and policies, as may be changed from time to time within the Company’s sole discretion.

Anup Singh

October 21, 2011

In your work for the Company, you will be expected not to use or disclose any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. Rather, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company or by you in the course of your employment with the Company. You agree that you will not bring onto Company premises, or use in the performance of your duties, any unpublished documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality. You hereby represent that you have disclosed to the Company any contract you have signed that may restrict your activities on behalf of the Company.

6.	Outside Activities.

Throughout your employment with the Company, you may engage in civic and not-for-profit activities so long as such activities do not interfere with the performance of your duties hereunder or present a conflict of interest with the Company. Subject to the restrictions set forth herein and only with the prior written consent of the Board (not to be unreasonably withheld), you may serve as a director of other corporations and may devote a reasonable amount of your time to other types of business or public activities not expressly mentioned in this paragraph. The Board may rescind its consent to your service as a director of all other corporations or participation in other business or public activities, if the Board, in its sole discretion, determines that such activities compromise or threaten to compromise the Company’s business interests or conflict with your duties to the Company.

During your employment by the Company, except on behalf of the Company, you will not directly or indirectly serve as an officer, director, stockholder, employee, partner, proprietor, investor, joint venturer, associate, representative or consultant of any other person, corporation, firm, partnership or other entity whatsoever known by you to compete with the Company (or that is planning or preparing to compete with the Company), anywhere in the world, in any line of business engaged in (or planned to be engaged in) by the Company; provided, however, that you may purchase or otherwise acquire up to (but not more than) one percent (1%) of any class of securities of any enterprise (but without participating in the activities of such enterprise) if such securities are listed on any national or regional securities exchange.

7.	At-Will Employment Relationship.

You may terminate your employment with the Company at any time and for any reason whatsoever simply by notifying the Company. Likewise, the Company may terminate your employment at any time, with or without Cause (as defined in Section 9(a)), and with or without advance notice. You will be eligible for severance benefits under certain circumstances, only as expressly provided in Section 8 below (Severance Benefits).

8.	Severance Benefits.

A.	General Severance Benefits.

If, at any time, (i) the Company terminates your employment without Cause or you terminate your employment for Good Reason (as defined in Section 9(c), (ii) the termination of your employment is

Anup Singh

October 21, 2011

other than as a result of your death or disability, (iii) such termination constitutes a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h), a “Separation from Service”), and (iv) on or within twenty-one (21) days following the Separation from Service you sign, date, and return to the Company a general release of all known and unknown claims in a customary form satisfactory to the Company (the “Release”) and you subsequently do not revoke the Release, then you shall be entitled to receive the following severance benefits (the “General Severance Benefits”):

(1) The Company shall pay you severance in the form of continuation of your final base salary for the first six (6) months after the date of your Separation from Service; and

(2) If you are enrolled in the Company’s group health insurance plan as of your Separation from Service and, in accordance with the terms of the group health plan, you timely elect continued coverage under federal COBRA law or comparable state insurance laws (collectively, “COBRA”), then the Company shall pay the COBRA premiums (the “COBRA Payments”) necessary to continue your medical insurance coverage in effect for yourself and your covered dependents for the first six (6) months of coverage following the Separation from Service (the “COBRA Payment Period”), provided, however, that the COBRA Payments shall cease earlier in the event that you lose eligibility for COBRA coverage or you become eligible for group health insurance coverage through another employer. Notwithstanding the foregoing, if the Company determines, in its sole discretion, that it cannot pay the COBRA Payments without a substantial risk of violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company instead shall provide you with taxable monthly payments in an amount equal to the amount of the monthly COBRA premium that you would be required to pay to continue coverage (including covered dependents), which amount shall be based on the premium amount for the first month of your COBRA coverage, and such monthly payments shall be made through the earlier of: (i) the entire COBRA Payment Period; or (ii) such date as you become eligible for group health insurance coverage through another employer. You shall provide prompt written notice to the Board if you become eligible for group health insurance coverage through another employer during the COBRA Payment Period.

B.	Change in Control Accelerated Vesting.

If, on or within twelve (12) months following the consummation of a Change in Control, (i) either the Company or any successor-in-interest terminates your employment without Cause or you terminate your employment for Good Reason or the termination of your employment is as a result of your death or disability, (ii) such termination constitutes a Separation from Service, and (iv) on or within twenty-one (21) days following the Separation from Service you sign, date, and return to the Company the Release, and you subsequently do not revoke the Release, then in addition to the General Severance Benefits, the lesser of 50% of the originally granted option shares or all of the remaining unvested shares, shall vest immediately on the date of such termination.

C.	Generally Applicable Severance Terms.

The salary continuation payments described in subpart (1) of the General Severance Benefits will be subject to required payroll deductions and tax withholdings, and will be paid in semi-monthly installments on the Company’s regular payroll schedule over the six (6) month period following your Separation from Service; provided, however, that no payments will be made prior to the 21st day following your Separation from Service. On the 22nd day following your Separation from Service date, the Company will pay you the salary continuation payments that you would have received on or prior to such date in a lump sum under the original schedule but for the delay while waiting for the effectiveness of the Release, with the balance of the cash severance being paid as originally scheduled.

Anup Singh

October 21, 2011

In addition, the Severance Benefits are conditional upon your continuing to comply with your obligations under your Proprietary Information Agreement.

9.	Definitions.

For purposes of the above paragraph, the following definitions shall apply:

(a) Cause. “Cause” for the Company (or any acquiror or successor in interest thereto) to terminate your employment shall exist if any of the following occurs: (i) your commission of any felony, or of any other crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof; (ii) your actual or attempted commission of, or participation in, a fraud or material act of dishonesty against the Company or any of its affiliates; (iii) your material violation of any contract or agreement between you and the Company (including but not limited to this Agreement, or the Proprietary Information Agreement), of any statutory duty owed to the Company, or of any policy of the Company; (iv) your unauthorized use or disclosure of the Company’s confidential information or trade secrets (resulting in material harm to the Company); or (v) your willful misconduct that is likely to result in material harm to the Company. With regard to termination for Cause pursuant to subsection (iii) of the preceding sentence, if the material violation is reasonably susceptible to being cured, the Company will provide you with at least thirty (30) days’ advance written notice describing your violation (which notice will be provided by the Company within thirty (30) days after the Company has learned of your violation), and you shall thereafter have thirty (30) days to cure the violation; and if you cure the violation within such thirty (30) day period, such violation shall not provide Cause for termination by the Company. Subject to the foregoing, the determination that a termination is for Cause shall be made in good faith by the Board in its sole discretion.

(b) Change in Control. A “Change in Control” shall be as defined in the Equity Plan, with the exception of subpart (iii) of such definition which shall not apply.

(c) Definition of Good Reason. A resignation for “Good Reason” shall mean a resignation of your employment within ninety (90) days after the occurrence of any of the following events taken without your written consent which is not corrected within thirty (30) days after the Company (or any successor thereto) receives written notice from you that any of the following events have occurred (which notice must be provided to the Company by you within thirty (30) days after the occurrence of such event) and that you assert that grounds for a resignation for Good Reason exist as a result: (A) a material diminution of your duties, position or responsibilities, provided, however, a mere change in title or reporting relationship following a Change in Control will not by itself constitute “Good Reason” for your resignation, and further provided, however, that the acquisition of the Company and subsequent conversion of the Company as a whole to a division or unit of the acquiring entity will not by itself result in a “diminution;” (B) a reduction by the Company in your base salary or your animal performance bonus target amount by more than ten percent (10%) (unless such reduction is made pursuant to an across the board reduction of base salaries or bonus targets applicable to all senior executives of the Company); or (C) the relocation of your assigned office location resulting in an increase in your one-way commuting distance from your residence by at least forty-five (45) miles; (D) a material breach by the Company of this Agreement or any agreement incorporated herein by reference; or (E) the Company’s failure to obtain agreement from any acquiror or successor to assume the Company’s obligations under this Agreement.

Anup Singh

October 21, 2011

10.	Tax Matters.

A.	Section 409A.

It is intended that the severance benefits payable under this Agreement satisfy, to the greatest extent possible, the exemptions from the application of Section 409A (“Section 409A”) of the Internal Revenue Code Internal Revenue Code of 1986, as amended (the “Code”) provided under Treasury Regulations 1.409A- I (b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9), and this Agreement will be construed to the greatest extent possible as consistent with those provisions. For purposes of Section 409A (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), your right to receive installment payments under this letter shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment. Notwithstanding any provision to the contrary in this Agreement, if you are deemed by the Company at the time of your Separation from Service to be a “specified employee” for purposes of Section 409A(a)(2)(B)(i), to the extent delayed commencement of any portion of the severance benefits to which you are entitled under this letter is required in order to avoid a prohibited distribution under Section 409A(a)(2)(B)(i), such portion of your benefits shall not be provided to you prior to the earlier of (i) the expiration of the six-month period measured from the date of your Separation from Service with the Company or (ii) the date of your death. Upon the first business day following the expiration of the applicable Section 409A(a)(2)(B)(i) period, all payments deferred pursuant to this paragraph shall be paid in a lump sum to you, and any remaining payments due under this letter shall be paid as otherwise provided herein.

B.	Parachute Payment.

In the event that the Company reasonably determines that the severance and other benefits (including the Change in Control Severance Benefits) provided for in this Agreement to you (the “Benefits”) could reasonably (i) constitute “parachute payments” within the meaning of Section 280G of the Code, and (ii) be subject to the excise tax imposed by Section 4999 of the Code, then, to the extent the Benefits may be excluded from the definition of “parachute payments” pursuant to Section 280G(b)(5), the Company will cause the Benefits to be submitted to stockholders for approval in a manner contemplated by Section 280G(b)(5)(B) and the Treasury Regulations promulgated thereunder so that if approved by the requisite number of stockholders the Benefits would not be considered “parachute payments” and if not so approved, the Benefits would not be made or provided or would be forfeited to the extent they would cause any amounts to constitute “parachute payments,” pursuant to the waiver of the Benefits, which would be executed by you prior to the stockholder vote. Further, the Board agrees that it will support the Company’s efforts to obtain such stockholder approval and that it will recommend to stockholders that they approve the parachute payments.

11.	Dispute Resolution.

To ensure the rapid and economical resolution of disputes that may arise in connection with your employment with the Company, you and the Company agree that any and all disputes, claims, or causes of action, in law or equity, including but not limited to statutory claims, arising from or relating to the enforcement, breach, performance, or interpretation of this Agreement, your employment with the Company, or the termination of your employment, shall be resolved, to the fullest extent permitted by law, by final, binding and confidential arbitration in San Jose, California conducted by JAMS, Inc. (“JAMS”) or its successor, under JAMS’ then applicable rules and procedures for employment disputes. By agreeing to this arbitration procedure, both you and the Company waive the right to resolve any

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October 21, 2011

such dispute through a trial by jury or judge or by administrative proceeding. You will have the right to be represented by legal counsel at any arbitration proceeding. The arbitrator shall: (i) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be available under applicable law in a court proceeding; and (ii) issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator’s essential findings and conclusions on which the award is based. The Company shall bear JAMS’ arbitration fees and administrative costs except for, in the case of an arbitration you initiate, such fees and costs in excess of the court filing fees that you would be required to pay if the dispute was litigated in civil court. Nothing in this Agreement shall prevent either you or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Any awards or orders in such arbitrations may be entered and enforced as judgments in the federal and state courts of any competent jurisdiction.

12.	Miscellaneous

As required by federal law, this offer is contingent upon satisfactory proof of your identity and right to work in the United States. In addition, this offer is contingent upon the satisfactory completion of the Company’s pre-hiring procedures, including but not limited to completion of a references check, background check, and drug and alcohol screening test, and you must reasonably cooperate with providing the necessary authorizations for, and participating in, completion of such checks and testing.

This Agreement, together with your Proprietary Information Agreement, forms the complete and exclusive statement of your employment agreement with the Company. It supersedes any other agreements or promises made to you by anyone, whether oral or written. Changes in your employment terms, other than those changes expressly reserved to the Company’s or Board’s discretion in this letter, require a written modification approved by the Board and signed by you and a duly authorized Member of the Board. This Agreement will bind the heirs, personal representatives, successors and assigns of both you and the Company, and inure to the benefit of both you and the Company, their heirs, successors and assigns. If any provision of this Agreement is determined to be invalid or unenforceable, in whole or in part, this determination shall not affect any other provision of this Agreement and the provision in question shall be modified so as to be rendered enforceable in a manner consistent with the intent of the parties insofar as possible under applicable law. This Agreement shall be construed and enforced in accordance with the laws of the State of California without regard to conflicts of law principles. Any ambiguity in this Agreement shall not be construed against either party as the drafter. Any waiver of a breach of this Agreement, or rights hereunder, shall be in writing and shall not be deemed to be a waiver of any successive breach or rights hereunder. This Agreement may be executed in counterparts which shall be deemed to be part of one original, and facsimile signatures and signatures transmitted via .pdf file shall be equivalent to original signatures.

Please sign and date this letter, and the enclosed Proprietary Information Agreement, and return the fully signed agreements to me as soon as practicable if you wish to accept employment at the Company under the terms described above. I would be happy to discuss any questions that you may have about these terms.

We are delighted to be making this offer and the Board looks forward to your favorable reply and to a productive and enjoyable work relationship.

Anup Singh

October 21, 2011

Sincerely,

/s/ Suresh Vasudevan
Suresh Vasudevan
Chief Executive Officer

Understood and Accepted:

/s/ Anup Singh	10/22/2011
Anup Singh	Date

Enclosure: Employee Proprietary Information and Inventions Agreement